EXHIBIT 99.1

TD Announces Conversion Privilege of Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares, Series 1 (NVCC)

TORONTO, September 23, 2024 /CNW/ - The Toronto-Dominion Bank ("TD Bank Group" or "TD") announced today that it does not intend to exercise its right to redeem all or any part of the currently outstanding 20,000,000 Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares, Series 1 (Non-Viability Contingent Capital (NVCC)) (the "Series 1 Shares") of TD on October 31, 2024. As a result and subject to certain conditions set out in the prospectus supplement dated May 28, 2014 relating to the issuance of the Series 1 Shares, the holders of the Series 1 Shares have the right to convert all or part of their Series 1 Shares, on a one-for-one basis, into Non-Cumulative Floating Rate Class A First Preferred Shares, Series 2 (Non-Viability Contingent Capital (NVCC)) (the "Series 2 Shares") of TD on October 31, 2024. Holders who do not exercise their right to convert their Series 1 Shares into Series 2 Shares on such date will continue to hold their Series 1 Shares, subject to the conditions described below.

The foregoing conversion right is subject to the conditions that: (i) if TD determines that there would be less than 1,000,000 Series 2 Shares outstanding after taking into account all shares tendered for conversion on October 31, 2024, then holders of Series 1 Shares will not be entitled to convert their shares into Series 2 Shares, and (ii) alternatively, if TD determines that there would remain outstanding less than 1,000,000 Series 1 Shares after taking into account all shares tendered for conversion on October 31, 2024, then all remaining Series 1 Shares will automatically be converted into Series 2 Shares on a one-for-one basis on October 31, 2024. In either case, TD will give written notice to that effect to holders of Series 1 Shares no later than October 24, 2024.

The dividend rate applicable to the Series 1 Shares for the 5-year period from and including October 31, 2024 to but excluding October 31, 2029, and the dividend rate applicable to the Series 2 Shares for the 3-month period from and including October 31, 2024 to but excluding January 31, 2025, will be determined and announced by way of a press release on October 1, 2024.

Beneficial owners of Series 1 Shares who wish to exercise their conversion right should communicate as soon as possible with their broker or other nominee to obtain instructions for exercising such right during the conversion period, which runs from October 1, 2024 until 5:00 p.m. (Toronto time) on October 16, 2024.

Inquiries should be directed to TD's Registrar and Transfer Agent, TSX Trust Company, at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 17 million active online and mobile customers. TD had CDN$1.97 trillion in assets on July 31, 2024. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

SOURCE TD Bank Group

For further information: For further information: Brooke Hales, Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com; Sarah McNeil, Corporate Communications, Sarah.McNeil@td.com.